UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 16)

International Baler Corporation
 (Name of Issuer)

Common Stock - $.01 par value per share
(Title of Class of Securities)

459041-10-9
(CUSIP Number)

Leland E. Boren and Avis Industrial Corporation
1909 S Main Street, P.O. Box 548, Upland, Indiana 46989 (765) 998-8100
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

07/23/2018
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Leland E. Boren
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]

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3.   SEC USE ONLY:
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4.   SOURCE OF FUNDS
     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                     2,633,896
     8.       SHARED VOTING POWER:               1,569,162 (1)
     9.       SOLE DISPOSITIVE POWER:            2,633,896
     10.      SHARED DISPOSITIVE POWER:     1,569,162 (1)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  4,203,058
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     81.08%

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14.  TYPE OF REPORTING PERSON:
     IN
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(1)	Includes 1,569,162 shares of common stock, par value $0.01 per share
("Common Stock"), of International Baler Corporation, owned by
Avis Industrial Corporation, of which Reporting Person is majority owner. Reporting Person disclaims beneficial ownership of the shares owned by
Avis Industrial Corporation.
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1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Avis Industrial Corporation
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [ ]   (b) [ ]
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3.   SEC USE ONLY:
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4.   SOURCE OF FUNDS
     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.       SOLE VOTING POWER:                      1,569,162
     8.       SHARED VOTING POWER:               2,633,896 (2)
     9.       SOLE DISPOSITIVE POWER:             1,569,162
     10.      SHARED DISPOSITIVE POWER:      2,633,896 (2)
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     4,203,058(2)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     81.08%

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14.  TYPE OF REPORTING PERSON:
     CO

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(2)	Includes 2,633,896 shares of common stock, par value $0.01 per share
("Common Stock"), of International Baler Corporation, owned by
Leland E. Boren who is majority owner of Avis Industrial
Corporation. Avis Industrial Corporation disclaims beneficial ownership of the shares owned by Leland E. Boren.


                            STATEMENT ON SCHEDULE 13D

  Pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned Reporting Person hereby amends his initial Statement on Schedule 13D dated February 16, 2005, as amended by
Schedule 13D/A's filed on June 15, 2005, August 12, 2005, May 5, 2006, May 26, 2006, January 17, 2007, February 15, 2007, March 15, 2007,
May 1, 2007, December 3, 2007, June 18, 2014, February 19, 2015,
April 24, 2015, August 31, 2015, February 8, 2016, June 1, 2016 and
July 14, 2017 respectively.

All information herein with respect to International Baler Corporation, f/k/a Waste Technology Corp., a Delaware corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Persons as defined herein.

ITEM 1. SECURITY AND ISSUER.

No material change.

ITEM 2. IDENTITY AND BACKGROUND.

	(a) This statement is filed by Mr. Leland E. Boren, an individual, and Avis Industrial Corporation, an Indiana corporation (referred to together as the "Reporting Persons"). The Reporting Persons are filing jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Act. See
Exhibit 99.1 for Reporting Persons' Joint Filing Agreement.

	(b) Mr. Boren's business address is 1909 S. Main Street, P.O. Box 548, Upland, IN 46989. The principal business address and principal office address of Avis Industrial Corporation is 1909 S. Main Street, Upland, Indiana 46989.

	(c) Mr. Boren serves as the CEO, President, and Chairman of the Board of Avis Industrial Corporation. Mr. Boren is the controlling shareholder of Avis Industrial Corporation. Mr. Boren was elected to the Board of Directors of the Issuer on March 9, 2005. Mr. Boren was then elected to a three-year term as a Director by the shareholders of the Issuer at their annual meeting on June 2, 2005, and re-elected in 2008, 2011, 2014 and 2017.

	Avis Industrial Corporation's principal business is to manufacture a broad range of products to serve the automotive, metalworking, railroad, off-highway, construction, energy, aerospace, recycling and consumer industries.

	(d) Neither of the Reporting Persons nor the persons listed in Schedule A, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) Neither of the Reporting Persons nor the persons listed in Schedule A, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f) Mr. Leland E. Boren is a citizen of the United States of America. Avis Industrial Corporation is a corporation organized under the laws of the State of Indiana in the United States of America. All of the persons listed in Schedule A are citizens of the United State of America.

	The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Avis Industrial Corporation (other than Mr. Boren's information which is provided above) are set forth on Schedule A hereto and are incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of the purchase price paid by the Reporting Persons for their shares of Common Stock were their personal funds.



ITEM 4. PURPOSE OF TRANSACTION.

	On the following dates, Avis Industrial Corporation purchased additional shares of the Common Stock of the Issuer: 4,900 shares on July 14, 2017, 1,700 shares on July 24, 2017, 1,065 shares on July 26, 2017, 100 shares on July 27, 2017, 3,372 shares on August 10, 2017, 2,628 shares on August
11, 2017, 3,000 shares on October 12, 2017, 3,000 shares on November 24,
2017, 400 shares on December 22, 2017, 395 shares on December 26, 2017,
1,608 shares on April 4, 2018, 400 shares on April 13, 2018, 900 shares on May 3, 2018 and 152,521 shares on July 23, 2018.

	Favorable pricing has compelled the Reporting Person to make investments in the Common Stock described by this Statement on Schedule 13D.
So long as the pricing remains attractive, the Reporting Person intends to continue purchasing shares of Common Stock.

      Other than as described in this Statement on Schedule 13D, at the Present time the Reporting Person has no specific plans or proposals which would relate to or result in:

      (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (v) any material change in the present capitalization or dividend policy of the Issuer;

      (vi) any other material change in the Issuer's business or corporate structure;

      (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (x)   any actions similar to those enumerated above.

      The Reporting Persons reserve the right to formulate specific plans Or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

     The Reporting Persons may also, from time to time, discuss with Management and other shareholders of the Issuer and other parties methods by which the Issuer can best preserve and increase its value. Such methods may involve strategic alliances, business combinations, cost containment measures and other similar arrangements, including such alliances and arrangements with affiliates of the Reporting Persons. If as a result of such discussions, the Reporting Persons decide to pursue any of the methods for preserving and increasing the value of the Issuer described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (i) through (x) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

	(a)-(b)      As set forth in this Statement on Schedule 13D, Leland
 E. Boren currently owns, has the sole power to vote and the sole power to dispose of 2,633,896 shares of Common Stock of the Issuer, representing 50.81% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of May 31, 2018). As set forth in this Statement on Schedule 13D, Avis Industrial Corporation currently owns, has the sole power to vote and the sole power to dispose of 1,569,162 shares of Common Stock of the Issuer, representing 30.27% of the outstanding Common Stock (based on the number of shares of Common
 Stock outstanding as of May 31, 2018). Mr. Boren and Avis Industrial Corporation disclaim beneficial ownership of the shares of Common Stock held by the other.

	(c)	During the sixty (60) days prior to the filing date of this
Statement, the following transactions were effected: 152,521 shares on July 23, 2018.

(d)	Not applicable.

(e)	Not applicable.

      Other than the transactions described in Item 3, Item 4 and this
Item 5, the Reporting Persons or, to the knowledge of the Reporting Persons, any persons listed on Schedule A, have not effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

	The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto, a copy of which is attached as Exhibit 99.1 to hereto and is incorporated by reference herein.

	Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationship (legal or otherwise) amount the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            99.1  Joint Filing Agreement between the Reporting Persons.

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                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: August 1, 2018             	By:  \s\ Leland E. Boren
                         			      Name: Leland E. Boren

					AVIS INDUSTRIAL CORPORATION

Dated: August 1, 2018	        	 By:  \s\ Leland E. Boren
                         			      Name: Leland E. Boren, President



                                                                   Schedule A

     DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

	The following sets forth the name, citizenship, principal occupation and business address of each director and executive officer, as applicable, of the Reporting Persons. All executive officers and directors listed in this Schedule A are U.S. citizens.

Avis Industrial Corporation ("Avis"):

	Name			Principal Occupation			Business Address

Leland E. Boren		Chairman, President & CEO		1909 S. Main Street
										Upland, IN  46989

Angela M. Darlington		Vice President-Secretary,		1909 S. Main Street
				 Assistant to the Chairman			Upland, IN  46989

Martha R. Songer		Vice President, Assistant		1909 S. Main Street
				 to the Chairman			Upland, IN 46989

Lael E. Boren			Vice President-Sales	1909 S. Main Street
									Upland, IN  46989

 Craig A. Little		Vice President			314 North Jackson Street
									Jackson, MI  49201

Peggy L. Sheets		Vice President	-		1909 S. Main Street
				Benefits &Insurance 		Upland, IN  46989

Tracee L. Pennington		Treasurer			1909 S. Main Street
									Upland, IN  46989





Exhibit 99.1

JOINT FILING AGREEMENT


The undersigned each agree that the Statement on Schedule 13D relating to the common stock, $0.01 par value, of International Baler Corporation (i) is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on
Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to the other person signatory hereto, at their respective address.

      IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date set forth below.


Dated: August 1, 2018	             	By:  \s\ Leland E. Boren
                         				      Name: Leland E. Boren

						AVIS INDUSTRIAL CORPORATION

Dated: August 1, 2018	            	By:  \s\ Leland E. Boren
                         				      Name: Leland E. Boren, President